Exhibit 99.2

ASML Publishes 2018 Annual Reports

VELDHOVEN, the Netherlands, February 6, 2019 - ASML Holding N.V. (ASML) today publishes its 2018 Integrated Reports. ASML will file its 2018 Integrated Report based on US GAAP with the U.S. Securities and Exchange Commission (SEC) and its 2018 Integrated Report based on IFRS-EU with the Dutch Authority for the Financial Markets (AFM).
ASML's Integrated Reports are available at www.asml.com where also our financial statements can be downloaded in the Excel spreadsheet format. ASML's Integrated Report based on US GAAP will also be available at www.sec.gov.
ASML will hold its Annual General Meeting of Shareholders (AGM) on April 24, 2019 and the AGM agenda with all related documents will be available on-line at www.asml.com on March 11, 2019.

ASML Media Relations Contacts	ASML Investor Relations Contacts
Monique Mols, phone +31 6 528 444 18	Skip Miller, phone +1 480 235 0934
Lucas van Grinsven, phone +31 6 1019 9532	Marcel Kemp, phone +31 40 268 6494
Brittney Wolff Zatezalo, phone +1 408 483 3207	Craig DeYoung, phone +852 2295 1168

About ASML
ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is a world in which semiconductor technology is everywhere and helps to tackle society’s toughest challenges. We contribute to this goal by creating products and services that let chipmakers define the patterns that integrated circuits are made of. We continuously raise the capabilities of our products, enabling our customers to increase the value and reduce the cost of chips. By helping to make chips cheaper and more powerful, we help to make semiconductor technology more attractive for a larger range of products and services, which in turn enables progress in fields such as healthcare, energy, mobility and entertainment. ASML is a multinational company with offices in more than 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 23,000 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.